FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 5, 2014

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes       No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

1

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2014

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

2

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

March 31, 2014

29, Avenue de la Porte-Neuve – 3rd Floor.
L - 2227 Luxembourg

3

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended March 31,
	Notes	2014	2013
Continuing operations		(Unaudited)
Net sales	3	2,579,944	2,678,305
Cost of sales	4	(1,527,034)	(1,645,432)
Gross profit		1,052,910	1,032,873
Selling, general and administrative expenses	5	(488,860)	(475,565)
Other operating income (expense), net		1,720	(3,723)
Operating income		565,770	553,585
Interest income	6	9,062	6,081
Interest expense	6	(13,003)	(13,909)
Other financial results	6	46,434	(1,381)
Income before equity in earnings of associated companies and income tax		608,263	544,376
Equity in earnings of associated companies		18,821	12,197
Income before income tax		627,084	556,573
Income tax		(199,065)	(133,856)
Income for the period		428,019	422,717

Attributable to:
Owners of the parent		422,505	424,777
Non-controlling interests		5,514	(2,060)
		428,019	422,717
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.36	0.36
Basic and diluted earnings per ADS (U.S. dollars per ADS) (1)		0.72	0.72

(1) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2014	2013
	(Unaudited)
Income for the period	428,019	422,717

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	12,910	(22,821)
Changes in the fair value of derivatives held as cash flow hedges and others	(1,402)	3,238
Share of other comprehensive income of associates:
- Currency translation adjustment	428	4,537
- Changes in the fair value of derivatives held as cash flow hedges	(565)	1,728
Income tax relating to components of other comprehensive income (2)	28	687

Other comprehensive income (loss) for the period, net of tax	11,399	(12,631)
Total comprehensive income for the period	439,418	410,086
Attributable to:
Owners of the parent	433,887	412,348
Non-controlling interests	5,531	(2,262)
	439,418	410,086
(2) Relates to cash flow hedges and others.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At March 31, 2014		At December 31, 2013
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	4,754,390		4,673,767
Intangible assets, net	9	3,027,964		3,067,236
Investments in associated companies		932,822		912,758
Other investments		1,816		2,498
Deferred tax assets		201,401		197,159
Receivables		209,129	9,127,522	152,080	9,005,498
Current assets
Inventories		2,705,667		2,702,647
Receivables and prepayments		199,777		220,224
Current tax assets		134,675		156,191
Trade receivables		2,064,390		1,982,979
Available for sale assets		21,572		21,572
Other investments	10	1,531,776		1,227,330
Cash and cash equivalents	10	659,765	7,317,622	614,529	6,925,472
Total assets			16,445,144		15,930,970
EQUITY
Capital and reserves attributable to owners of the parent			12,724,313		12,290,420
Non-controlling interests			136,992		179,446
Total equity			12,861,305		12,469,866
LIABILITIES
Non-current liabilities
Borrowings		175,894		246,218
Deferred tax liabilities		744,204		751,105
Other liabilities		281,510		277,257
Provisions		70,925	1,272,533	66,795	1,341,375

Current liabilities
Borrowings		736,213		684,717
Current tax liabilities		320,600		266,760
Other liabilities		305,367		250,997
Provisions		26,509		25,715
Customer advances		102,592		56,911
Trade payables		820,025	2,311,306	834,629	2,119,729
Total liabilities			3,583,839		3,461,104
Total equity and liabilities			16,445,144		15,930,970

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866
Income for the period	-	-	-	-	-	422,505	422,505	5,514	428,019
Currency translation adjustment	-	-	-	12,918	-	-	12,918	(8)	12,910
Hedge reserve, net of tax and others	-	-	-	-	(1,399)	-	(1,399)	25	(1,374)
Share of other comprehensive income of associates	-	-	-	428	(565)	-	(137)	-	(137)
Other comprehensive income (loss) for the period	-	-	-	13,346	(1,964)	-	11,382	17	11,399
Total comprehensive income for the period	-	-	-	13,346	(1,964)	422,505	433,887	5,531	439,418
Acquisition of non-controlling interests	-	-	-	-	6	-	6	(96)	(90)
Dividends paid in cash	-	-	-	-	-	-	-	(47,889)	(47,889)
Balance at March 31, 2014	1,180,537	118,054	609,733	(393,398)	(307,716)	11,517,103	12,724,313	136,992	12,861,305

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2012	1,180,537	118,054	609,733	(316,831)	(314,297)	10,050,835	11,328,031	171,561	11,499,592
Income for the period	-	-	-	-	-	424,777	424,777	(2,060)	422,717
Currency translation adjustment	-	-	-	(22,629)	-	-	(22,629)	(192)	(22,821)
Hedge reserve, net of tax	-	-	-	-	3,935	-	3,935	(10)	3,925
Share of other comprehensive income of associates	-	-	-	4,537	1,728	-	6,265	-	6,265
Other comprehensive (loss) income for the period	-	-	-	(18,092)	5,663	-	(12,429)	(202)	(12,631)
Total comprehensive income for the period	-	-	-	(18,092)	5,663	424,777	412,348	(2,262)	410,086
Acquisition of non-controlling interests	-	-	-	-	(4,558)	-	(4,558)	4,020	(538)
Dividends paid in cash	-	-	-	-	-	-	-	(16,671)	(16,671)
Balance at March 31, 2013	1,180,537	118,054	609,733	(334,923)	(313,192)	10,475,612	11,735,821	156,648	11,892,469

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of March 31, 2014 and 2013 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2) The Distributable Reserve and Retained Earnings as of December 31, 2013 calculated in accordance with Luxembourg Law are disclosed in Note 11.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Three-month period ended March 31,
	Notes	2014	2013
Cash flows from operating activities		(Unaudited)
Income for the period		428,019	422,717
Adjustments for:
Depreciation and amortization	8 & 9	152,664	145,370
Income tax accruals less payments		70,790	15,213
Equity in earnings of associated companies		(18,821)	(12,197)
Interest accruals less payments, net		(8,099)	(30,725)
Changes in provisions		4,924	3,134
Changes in working capital		16,660	16,321
Other, including currency translation adjustment		(34,293)	(4,168)
Net cash provided by operating activities		611,844	555,665

Cash flows from investing activities
Capital expenditures	8 & 9	(189,045)	(183,885)
Advance to suppliers of property, plant and equipment		(28,651)	7,746
Investment in associated companies	12	(1,380)	-
Loan to associated companies	12	(18,748)	-
Proceeds from disposal of property, plant and equipment and intangible assets		4,027	4,386
Dividends received from associated companies		-	1,196
Changes in investments in short terms securities		(304,446)	(158,582)
Net cash used in investing activities		(538,243)	(329,139)

Cash flows from financing activities
Dividends paid to non-controlling interest in subsidiaries		(47,889)	(16,671)
Acquisitions of non-controlling interests		(90)	(538)
Proceeds from borrowings (*)		494,407	625,732
Repayments of borrowings (*)		(468,670)	(677,045)
Net cash used in financing activities		(22,242)	(68,522)

Increase in cash and cash equivalents		51,359	158,004
Movement in cash and cash equivalents
At the beginning of the period		598,145	772,656
Effect of exchange rate changes		185	(5,106)
Increase in cash and cash equivalents		51,359	158,004
At March 31,		649,689	925,554

		At March 31,
Cash and cash equivalents		2014	2013
Cash and bank deposits		659,765	948,777
Bank overdrafts		(10,076)	(23,223)
		649,689	925,554

(*) Mainly related to the renewal of short-term local facilities carried out during the three-month period ending March 31, 2014 and March 31,2013, respectively.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Dividend distribution
8	Property, plant and equipment, net
9	Intangible assets, net
10	Other investments and Cash and cash equivalents
11	Contingencies, commitments and restrictions to the distribution of profits
12	Other investment
13	Related party transactions
14	Fair value

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (Société Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 30 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2013.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s board of directors on May 1, 2014.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2013. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

None of the accounting pronouncements issued after December 31, 2013 and as of the date of these financial statements have a material effect on the Company’s financial condition or result of operations.

3          Segment Information

Reportable operating segment

(all amounts in thousands of U.S. dollars)	(Unaudited)
Three-month ended March 31, 2014	Tubes	Other	Total
IFRS - Net Sales (*)	2,417,957	161,987	2,579,944
Management View - Operating income	546,637	(6,062)	540,575
· Differences in cost of sales and others	14,323	10,537	24,860
· Depreciation and amortization	319	16	335
IFRS - Operating income	561,279	4,491	565,770
Financial income (expense), net			42,493
Income before equity in earnings of associated companies and income tax			608,263
Equity in earnings of associated companies			18,821
Income before income tax			627,084

Capital expenditures	183,662	5,383	189,045
Depreciation and amortization	147,242	5,422	152,664

(all amounts in thousands of U.S. dollars)	(Unaudited)
Three-month ended March 31, 2013	Tubes	Other	Total
Management View - Net Sales	2,488,047	171,287	2,659,334
· Sales of energy, surplus raw materials and others	-	18,971	18,971
IFRS - Net Sales (*)	2,488,047	190,258	2,678,305
Management View - Operating income	541,682	24,607	566,289
· Differences in cost of sales and others	(16,096)	3,109	(12,987)
· Depreciation and amortization	475	(192)	283
IFRS - Operating income	526,061	27,524	553,585
Financial income (expense), net			(9,209)
Income before equity in earnings of associated companies and income tax			544,376
Equity in earnings of associated companies			12,197
Income before income tax			556,573

Capital expenditures	178,941	4,944	183,885
Depreciation and amortization	140,372	4,998	145,370

(*) The company aligned the presentation of sales between Management and IFRS view.

In the three-month period ended March 31, 2014, net income under management view amounted to $350.1 million, while under IFRS amounted to $428.0 million. In addition to the above, the main differences arise from the impact of functional currencies on financial result, income taxes as well as the result of investments in associated companies.

Geographical information
	(Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Total
Three-month ended March 31, 2014
Net sales	1,163,243	500,168	273,409	541,421	101,703	2,579,944
Capital expenditures	74,622	78,885	30,675	436	4,427	189,045
Depreciation and amortization	82,608	30,115	31,924	2,659	5,358	152,664

Three-month ended March 31, 2013
Net sales	1,216,264	688,024	284,349	405,544	84,124	2,678,305
Capital expenditures	57,514	99,085	22,074	1,326	3,886	183,885
Depreciation and amortization	79,756	25,530	31,985	2,706	5,393	145,370

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

3          Segment Information (Cont.)

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the United States; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Italy, Norway and Romania; “Middle East and Africa” comprises principally Angola, Iraq, Nigeria, Saudi Arabia and United Arab Emirates; “Far East and Oceania” comprises principally China, Indonesia and Japan.

4           Cost of sales

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2014	2013
	(Unaudited)
Inventories at the beginning of the period	2,702,647	2,985,805

Plus: Charges of the period
Raw materials, energy, consumables and other	952,890	978,111
Services and fees	104,354	95,980
Labor cost	293,431	294,612
Depreciation of property, plant and equipment	91,856	85,995
Amortization of intangible assets	2,723	1,608
Maintenance expenses	50,133	51,193
Allowance for obsolescence	2,108	11,904
Taxes	1,092	1,301
Other	31,467	33,379
	1,530,054	1,554,083

Less: Inventories at the end of the period	(2,705,667)	(2,894,456)
	1,527,034	1,645,432

5           Selling, general and administrative expenses

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2014	2013
	(Unaudited)
Services and fees	42,065	41,852
Labor cost	150,563	151,538
Depreciation of property, plant and equipment	5,024	4,340
Amortization of intangible assets	53,061	53,427
Commissions, freight and other selling expenses	143,097	144,599
Provisions for contingencies	7,987	7,249
Allowances for doubtful accounts	16,795	9,876
Taxes	39,958	37,591
Other	30,310	25,093
	488,860	475,565

6           Financial results

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2014	2013
	(Unaudited)
Interest income	9,062	6,081
Interest expense	(13,003)	(13,909)
Interest net	(3,941)	(7,828)
Net foreign exchange transaction results	51,276	19,100
Results from Foreign exchange derivative contracts	(4,555)	(18,329)
Other	(287)	(2,152)
Other financial results	46,434	(1,381)

Net financial results	42,493	(9,209)

7           Dividend distribution

On February 20, 2014 the Company’s board of directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 7, 2014, the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $507.6 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153.5 million, paid on November 21, 2013. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354.2 million will be paid on May 22, 2014, with an ex-dividend date of May 19, 2014. These Consolidated Condensed Interim Financial Statements do not reflect this dividend payable.

On May 2, 2013 the Company’s Shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 22, 2012 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 23, 2013. In the aggregate, the interim dividend paid in November 2012 and the balance paid in May 2013 amounted to approximately $507.6 million.

8           Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2014	2013
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	4,673,767	4,434,970
Currency translation adjustment	8,683	(18,876)
Additions	173,117	167,290
Disposals	(4,027)	(4,134)
Increase due to consolidation of joint operations	-	1,554
Transfers	(270)	(164)
Depreciation charge	(96,880)	(90,335)
At March 31,	4,754,390	4,490,305

9            Intangible assets, net

(all amounts in thousands of U.S. dollars)	2014	2013
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	3,067,236	3,199,916
Currency translation adjustment	314	(377)
Additions	15,928	16,595
Transfers	270	164
Amortization charge	(55,784)	(55,035)
Disposals	-	(252)
At March 31,	3,027,964	3,161,011

10           Other investments and Cash and cash equivalents

	At March 31,	At December 31,
	2014	2013
Other investments	(Unaudited)
Fixed Income (time-deposits, zero cupon bonds, commercial papers)	779,400	639,538
Bonds and other fixed Income	659,517	513,075
Equity & Fund Investments	92,859	74,717
	1,531,776	1,227,330
Cash and cash equivalents
Cash at banks	119,298	123,162
Liquidity funds	124,556	95,042
Short – term investments	415,911	396,325
	659,765	614,529

11           Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 26 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2013.

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in these financial statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on our results of operations, financial condition, net worth and cash flows.

Set forth below is a description of Tenaris's material ongoing legal proceedings:

▪	Tax assessment in Italy

A Tenaris Italian company received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. On February 21, 2013, the company filed an appeal to this assessment with the tax court in Milan. As of March 31, 2014, the assessment is for an estimated amount of EUR282  million (approximately $388 million), comprising EUR76 million (approximately $105 million)  in principal and EUR205 million (approximately $283 million) in interest and penalties. The hearing on this appeal was held on October 18, 2013. On December 24, 2013, the company received a new tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2008. On February 20, 2014, the company filed an appeal to the 2008 assessment with the tax court in Milan. This second assessment is for an estimated amount, as of March 31, 2014, of EUR248 million (approximately $342 million), comprising EUR67 million (approximately $92 million)  in principal and EUR181 million (approximately $249 million) in interest and penalties.

In February 2014, the tax court in Milan issued its decision on the first tax assessment, partially reversing the assessment for 2007 and lowering the claimed amount from approximately EUR282 million (approximately $388 million) to approximately EUR9 million (approximately $12 million), including principal, interest and penalties. Based on the tax court decision on the first assessment, Tenaris believes that it is not probable that the ultimate resolution of the matter will result in a material obligation.

▪	Companhia Siderúrgica Nacional (CSN) - Lawsuit

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities acquiring Usiminas shares in the January 2012 transaction.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’s control group, and Confab would have a 17.9% share in the offer.

On September 23, 2013, the first instance court issued its decision finding in favour of Confab and the other defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. There are currently no estimates as to when the court of appeals will issue its judgment. Tenaris believes that CSN's allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil's securities regulator Comissão de Valores Mobiliários, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement and, more recently, the first instance court decision on this matter referred to above. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

11           Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

▪
A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to  prices to comparable Nucor customers. The contract became effective in May 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with 12-month prior notice. As of March 31, 2014, the estimated aggregate contract amount through December 31, 2015, calculated at current prices, is approximately $459 million.

▪
A Tenaris company entered into a contract with Siderar, a subsidiary of Ternium S.A. (“Ternium”) for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris is required to provide to Siderar 250 tn/hour of steam through to 2018, and Siderar has the obligation to take or pay this volume. The amount of this gas supply agreement totals approximately $63 million.

▪
A Tenaris company, entered into various contracts with suppliers pursuant to which it committed to purchase goods and services for a total amount of approximately $385 million related to the investment plan to expand Tenaris’s US operations with the installation of a state-of-the-art seamless pipe mill.

Restrictions to the distribution of profits and payment of dividends

As of  December 31, 2013, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2013	21,899,189
Total equity in accordance with Luxembourg law	23,807,513

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of December 31, 2013, this reserve was fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2013, distributable amount under Luxembourg law totals $22.5 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2012 under Luxembourg law	22,411,870
Other income and expenses for the year ended December 31, 2013	(5,050)
Dividends approved	(507,631)
Retained earnings at December 31, 2013 under Luxembourg law	21,899,189
Share premium	609,733
Distributable amount at December 31, 2013 under Luxembourg law	22,508,922

12           Other investment

Investment in Power Plant

Following the execution of an August 2013 memorandum of understanding for the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, as of February 2014, Tenaris, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) completed their initial investments in Techgen, S.A. de C.V., a Mexican project company owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris.  Tenaris and Ternium also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts.

13           Related party transactions

As of March 31, 2014:

▪
San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg private limited liability company (Société à Responsabilité Limitée) (“Techint”).

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

At March 31, 2014, the closing price of the Ternium’s ADSs as quoted on the New York Stock Exchange was $29.58 per ADS, giving Tenaris’s ownership stake a market value of approximately $679.5 million. At March 31, 2014, the carrying value of Tenaris’s ownership stake in Ternium was approximately $609.8 million.

At March 31, 2014, the carrying value of Tenaris’s ownership stake in Usiminas, was approximately $309.2 million. This amount includes goodwill and other tangible and intangible assets allocated in the purchase price for $45.5 million and $75.0 million, respectively.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not Associated and which are not consolidated are disclosed as “Other”.

13           Related party transactions (Cont.)

The following transactions were carried out with related parties.

	(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
		2014	2013
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to associated parties	7,099	8,249
	Sales of goods to other related parties	25,102	27,160
	Sales of services to associated parties	2,526	3,402
	Sales of services to other related parties	870	945
		35,597	39,756

	(b) Purchases of goods and services
	Purchases of goods to associated parties	68,546	67,607
	Purchases of goods to other related parties	4,691	3,443
	Purchases of services to associated parties	7,282	18,923
	Purchases of services to other related parties	17,847	35,828
		98,366	125,801

	(all amounts in thousands of U.S. dollars)	At March 31,	At December 31,
		2014	2013
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services
	Receivables from associated parties	49,044	30,416
	Receivables from other related parties	47,837	30,537
	Payables to associated parties	(35,405)	(33,503)
	Payables to other related parties	(10,813)	(8,323)
		50,663	19,127

14           Fair Value

▪	Measurement

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level.

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2- Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

14           Fair Value (Cont.)

▪	Measurement (Cont.)

The following table presents the assets and liabilities that are measured at fair value as of March 31, 2014 and 2013:

March 31, 2014	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	659,765	-	-	659,765
Other investments	1,072,942	458,834	1,816	1,533,592
Derivatives financial instruments	-	3,965	-	3,965
Available for sale assets	-	-	21,572	21,572
Total	1,732,707	462,799	23,388	2,218,894
Liabilities
Derivatives financial instruments	-	14,017	-	14,017
Total	-	14,017	-	14,017

March 31, 2013	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	948,777	-	-	948,777
Other investments	560,138	242,853	2,532	805,523
Derivatives financial instruments	-	19,729	-	19,729
Available for sale assets	-	-	21,572	21,572
Total	1,508,915	262,582	24,104	1,795,601
Liabilities
Derivatives financial instruments	-	10,714	-	10,714
Total	-	10,714	-	10,714

(*) Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in the nationalized Venezuelan companies. For further detail regarding Available for sale assets, see Note 31 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2013.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data where available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

▪	Estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

14           Fair Value (Cont.)

▪	Estimation (Cont.)

For the purpose of estimating the fair value of Cash and cash equivalents and Other Investments expiring in less than ninety days from the measurement date, the Company usually chooses to use the historical cost because the carrying amount of financial assets and liabilities with maturities of less than ninety days approximates to their fair value.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed, they are classified under other financial liabilities and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 100.4% and 101.4% of its carrying amount including interests accrued as of March 31, 2014 and 2013, respectively. Tenaris estimates that a change of 100 basis points in the reference interest rates would have an estimated impact of approximately 0.3% and 0.2%  in the fair value of borrowings as of March 31, 2014 and  2013, respectively. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Edgardo Carlos Chief Financial Officer